As filed with the Securities and Exchange Commission on June 13, 2003
                                                    Registration No. ___________
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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

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                              Repligen Corporation
             (Exact name of Registrant as specified in its charter)

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             Delaware                                          04-2729386
  (State or other jurisdiction                               (I.R.S. Employer
of incorporation or organization)                         Identification Number)

                     41 Seyon Street, Building #1, Suite 100
                                Waltham, MA 02453
                                 (781) 250-0111
               (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                                   ----------

                                Walter C. Herlihy
                      President and Chief Executive Officer
                              Repligen Corporation
                     41 Seyon Street, Building #1, Suite 100
                                Waltham, MA 02453
                                 (781) 250-0111
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   ----------

Copies of all communications, including all communications sent to the agent for service, should be sent to:
                          Lawrence S. Wittenberg, Esq.
                         Testa, Hurwitz & Thibeault, LLP
                                 125 High Street
                           Boston, Massachusetts 02110
                                 (617) 248-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _________________

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _______________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following. |_|

                                                    CALCULATION OF REGISTRATION FEE
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                                                                 Proposed Maximum          Proposed Maximum          Amount of
    Title of Each Class of Securities to be    Amount to be     Offering Price Per        Aggregate Offering       Registration
                   Registered                   Registered            Share(1)                  Price(1)               Fee(2)
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Common Stock, $0.01 par value per share (3)     2,500,000              $5.89                   $14,725,000            $1,191.25
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(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

(2) Pursuant to Rule 457(c) under the Securities Act of 1933, the registration fee has been calculated based upon the average of the high and low prices per share of the common stock of Repligen Corporation on the Nasdaq National Market on June 10, 2003.

(3) Each share of the common stock includes one preferred stock purchase right pursuant to the Rights Agreement dated March 3, 2003 between Repligen Corporation and American Stock Transfer & Trust Company, as rights agent.

      Repligen hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Repligen shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

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The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED JUNE 13, 2003

                              REPLIGEN CORPORATION

                                2,500,000 Shares

                                  Common Stock

      The Riverview Group, LLC is offering for sale up to 2,500,000 shares of our common stock.

      Repligen's common stock is traded on the Nasdaq National Market under the symbol "RGEN." The last reported sale price of our common stock on the Nasdaq National Market on June 11, 2003 was $6.10 per share.

                  Investing in our common stock involves risks.
                     See "Risk Factors" beginning on page 4.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is June ___, 2003.

In determining whether to invest in our common stock, you should rely only on the information contained or incorporated by reference in this prospectus and any supplement to this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

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                                TABLE OF CONTENTS
                                                                           Page
Repligen................................................................     2
Risk Factors............................................................     4
Legal Proceedings.......................................................    11
Selected Consolidated Financial Data....................................    13
Management's Discussion and Analysis of Financial Condition and
   Results of Operations................................................    15
Use of Proceeds.........................................................    21
Selling Stockholders....................................................    22
Plan of Distribution....................................................    23
Legal Matters...........................................................    25
Experts.................................................................    25
Where You Can Find More Information.....................................    25
Index to Financial Statements...........................................   F-1

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      Our executive offices are located at 41 Seyon Street, Building #1, Suite 100, Waltham, MA 02453, and our telephone number is (781) 250-0111.

                                    REPLIGEN

      Our goal is to become the leader in the development of new products for profound pediatric developmental disorders. Our therapeutic product candidates are secretin for autism and schizophrenia, CTLA4-Ig for autoimmune disorders and uridine for neurologic and metabolic diseases. These products are synthetic forms of naturally-occurring substances which may correct improperly regulated biological processes with minimal toxicity or side-effects. Our product candidates have the potential to produce clinical benefits not attainable with any existing drug in diseases for which there are few alternative therapies or treatments.

      Autism is a profound developmental disorder characterized by deficits in social interaction, impaired communication, and repetitive behaviors. A recent study by the Centers for Disease Control found a prevalence rate for autism in children of 1 in 300, a rate greater than leukemia, cystic fibrosis and multiple sclerosis combined. Based on our Phase 2 clinical data and discussions with the FDA, we are currently conducting two randomized, placebo-controlled, double-blind Phase 3 clinical trials to evaluate the impact of secretin on the social interaction deficits of autism in children 2.7 to 4.9 years of age. Each child will receive six doses of secretin or a placebo over 18 weeks and will be evaluated with the social interaction scale of the Autism Diagnostic Observation Schedule and with the Clinical Global Impression of Change scale. There are currently no drugs approved by the FDA for the treatment of autism.

      Schizophrenia is a serious and chronic mental disorder characterized by thought disorders such as delusions or hallucinations, as well as social withdrawal, lack of initiative, and blunting of emotional expression. Current antipsychotic drugs can be effective at reducing thought disorders but have limited effects on the social withdrawal symptoms. We intend to evaluate secretin in schizophrenic patients who have significant social withdrawal symptoms in a placebo-controlled Phase 2 clinical study. Sales of antipsychotic drugs for schizophrenia were approximately $5 billion in the United States in 2002.

      In February 2000, we were issued a broad U.S. patent covering the use of secretin in the treatment of autism. We are currently prosecuting additional patent applications for therapeutic uses of secretin in the United States, Europe and Japan.

      CTLA4 is a naturally occurring protein which signals the immune system to "turn off" after it has successfully cleared a bacterial or viral infection. Published animal studies indicate that a soluble, injectable form of CTLA4 ("CTLA4-Ig") can suppress the immune system in multiple animal models of auto-immune disease and organ transplantation. We are currently conducting a Phase 1/2 clinical trial of CTLA4-Ig in patients with refractory Immune Thrombocytopenic Purpura, an autoimmune disease in which the patient's immune system mounts an attack on his or her own blood platelets which can result in internal bleeding.

      In September 2002, we were granted a U.S. patent for the specific form of CTLA4-Ig which we are developing. Repligen has also obtained an exclusive license to the patent rights of the University of Michigan which pertain to CTLA4-Ig. The University is prosecuting patents related to therapeutic uses of CTLA4-Ig for auto-immune diseases and organ transplantation.

We also believe that the University of Michigan and Repligen are entitled to rights to certain U.S. patents on compositions and therapeutic uses of CTLA4-Ig which have been issued to Bristol-Myers Squibb Company. (For more information on our intellectual property rights to CTLA4-Ig, please see "Legal Proceedings.")

      Uridine is a naturally occurring molecule essential for the synthesis of DNA, RNA and certain proteins, lipids and carbohydrates. We are evaluating the potential of uridine (or analogs of uridine) for several neurological disorders for which there is unmet medical need. Preclinical studies have demonstrated that uridine is active in a widely accepted model of depression. A trial of a prodrug of uridine has been initiated at McLean Hospital in patients with either bipolar disease or major depression. In addition to standard clinical evaluations of safety and efficacy, the trial will evaluate potential changes in brain chemistry by Magnetic Resonance Imaging.

      "Purine autism" is a form of autism in which patients appear to have a defect in the way they metabolize purines, which are essential components of RNA, DNA and other essential biological factors. Research at Repligen has confirmed that approximately 15-20% of patients with autistic symptoms have evidence of this metabolic abnormality. Several patients with "purine autism" have been treated by others with daily, oral dosing of uridine. We plan to initiate a clinical trial of a prodrug of uridine in "purine autism" later this year.

      In November and December of 2000, we licensed from the University of California, San Diego rights to U.S. patent applications covering the use of uridine for the treatment of mitochondrial disease and for the treatment of purine autism. (For more information on our intellectual property rights to uridine and related compounds for the treatment of mitochondrial disease, please see "Legal Proceedings.")

      Our business strategy is to partially fund the development of our proprietary therapeutic products with the profits derived from the sales of our Specialty Pharmaceutical products: Protein A and SecreFlo(TM). This will enable us to independently advance our proprietary drug development programs while at the same time minimizing our operating losses. We may also seek corporate partners for development or marketing of our therapeutic product candidates.

      We manufacture and market products for the production of therapeutic monoclonal antibodies based on a naturally occurring protein, Protein A, which can specifically bind to antibodies. We own composition of matter patents for recombinant Protein A in the United States. In December 1998, we entered into a ten-year agreement to supply recombinant Protein A to Amersham Pharmacia Biotech ("Amersham"), a leading supplier to the biopharmaceutical market.

      In October 1999, we licensed exclusive commercial rights to two diagnostic products based on synthetic forms of porcine (pig) and human secretin from a private company. Both of these products have been evaluated in clinical trials for their safety and efficacy in diagnosing chronic pancreatitis, gastrinoma, a form of cancer, and as an aid during ERCP. In April 2002, the FDA approved the use of secretin for injection ("SecreFlo(TM)") to aid in the diagnosis of pancreatic exocrine dysfunction or chronic pancreatitis and diagnosis of gastrinoma. In November 2002, the FDA approved the use of SecreFlo(TM) to aid in a gastrointestinal procedure called ERCP. The FDA has granted SecreFlo(TM) Orphan Drug Designation, which means it is the only form of secretin marketed for these indications in the United States until 2009. We market SecreFlo(TM) in the U.S. directly to hospital-based gastroenterologists by our gastroenterology sales specialists. In October 2002, we commenced selling SecreFlo(TM).

                                  RISK FACTORS

      You should carefully consider the risks described below before making an investment decision.

      If any of the following risks occur, our business, financial condition or results of operations could be materially harmed. In that case the trading price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect Repligen.

      This prospectus also contains forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

We may be dependent on our collaborative partners to develop, conduct clinical trials for, and manufacture, market and sell our principal products.

      We conduct some of our development activities, and conduct most of our commercialization activities, through collaborations. Our collaborations are heavily dependent on the efforts and activities of our collaborative partners. Our existing and any future collaborations may not be technically or commercially successful.

      For example, if any of our collaborative partners were to breach or terminate an agreement with us, reduce its funding or otherwise fail to conduct the collaboration successfully, we may need to devote additional internal resources to the program that is the subject of the collaboration, scale back or terminate the program or seek an alternative partner, any of which could lead to delays in development and/or commercialization of our products.

If our clinical trials are not successful, we will not be able to develop and commercialize any related products.

      In order to obtain regulatory approvals for the commercial sale of our future products, we and our collaborative partners will be required to complete extensive clinical trials in humans to demonstrate the safety and efficacy of the products. We have limited experience in conducting clinical trials.

      The submission of an IND may not result in FDA authorization to commence clinical trials. If clinical trials begin, we or our collaborative partners may not complete testing successfully within any specific time period, if at all, with respect to any of our products. Furthermore, we, our collaborative partners, or the FDA, may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to unacceptable health risks. Clinical trials, if completed, may not show any potential product to be safe or effective. Thus, the FDA and other regulatory authorities may not approve any of our potential products for any indication.

      The rate of completion of clinical trials is dependent in part upon the rate of enrollment of patients. Patient enrollment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study, and the existence of competitive clinical trials. Delays in planned patient enrollment may result in increased costs and delays in completion of clinical trials.

We may not obtain regulatory approvals; the approval process is costly and lengthy.

      We must obtain regulatory approval for our ongoing development activities and before marketing or selling any of our future products. We may not receive regulatory approvals to conduct clinical trials of our products or to manufacture or market our products. In addition, regulatory agencies may not grant such approvals on a timely basis or may revoke previously granted approvals.

      The process of obtaining FDA and other required regulatory approvals is lengthy and expensive. The time required for FDA and other clearances or approvals is uncertain and typically takes a number of years, depending on the complexity and novelty of the product. Our analysis of data obtained from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Any delay in obtaining or failure to obtain required clearance or approvals could materially adversely affect our ability to generate revenues from the affected product. We have only limited experience in filing and prosecuting applications necessary to gain regulatory approvals.

      We also are subject to numerous foreign regulatory requirements governing the design and conduct of the clinical trials and the manufacturing and marketing of our future products. The approval procedure varies among countries. The time required to obtain foreign approvals often differs from that required to obtain FDA approvals. Moreover, approval by the FDA does not ensure approval by regulatory authorities in other countries.

      All of the foregoing regulatory risks also are applicable to development, manufacturing and marketing undertaken by our collaborative partners or other third parties.

Even if we obtain marketing approval, our products will be subject to ongoing regulatory review which will be expensive and may effect our ability to successfully commercialize our products.

      Even if we receive regulatory approval of a product, such approval may be subject to limitations on the indicated uses for which the product may be marketed, which may limit the size of the market for the product or contain requirements for costly post-marketing follow-up studies. The manufacturers of our products for which we have obtained marketing approval will be subject to continued review and periodic inspections by the FDA and other regulatory authorities. The subsequent discovery of previously unknown problems with the product, clinical trial subjects, or with a manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market.

      If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, and criminal prosecution.

If we are unable to obtain and maintain patents for our products, we will not be able to succeed commercially.

      We must obtain and maintain patent and trade secret protection for our products and processes in order to protect them from unauthorized use and to produce a financial return consistent with the significant time and expense required to bring our products to market. Our success will depend, in part, on our ability to:

      o obtain and maintain patent protection for our products and manufacturing processes;

      o     preserve our trade secrets; and

      o     operate without infringing the proprietary rights of third parties.

      We can not be sure that any patent applications relating to our products that we will file in the future or that any currently pending applications will issue on a timely basis, if ever. Since patent applications in the United States are maintained in secrecy until patents issue and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we cannot be certain that we were the first to make the inventions covered by each of our pending patent applications or that we were the first to file patent applications for such inventions. Even if patents are issued, the degree of protection afforded by such patents will depend upon the:

      o     scope of the patent claims;

      o     validity and enforceability of the claims obtained in such patents;
            and

      o     our willingness and financial ability to enforce and/or defend them.

      The patent position of biotechnology and pharmaceutical firms is often highly uncertain and usually involves complex legal and scientific questions. Moreover, no consistent policy has emerged in the United States and in many other countries regarding the breadth of claims allowed in biotechnology patents. Patents which may be granted to us in certain foreign countries may be subject to opposition proceedings brought by third parties or result in suits by us which may be costly and result in adverse consequences for us.

      If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may be required to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which would result in substantial costs to us.

      In addition, patents blocking our manufacture, use or sale of our products could be issued to third parties in the United States or foreign countries. The issuance of blocking patents or an adverse outcome in an interference or opposition proceeding, could subject us to significant liabilities to third parties and require us to license disputed rights from third parties on unfavorable terms, if at all, or cease using the technology.

We are currently and may in the future be involved in expensive patent litigation or other intellectual property proceedings which could result in liability for damages or stop our development and commercialization efforts.

      There has been substantial litigation and other proceedings regarding the complex patent and other intellectual property rights in the pharmaceutical and biotechnology industries. We are a party to, and in the future may become a party to, patent litigation or other proceedings regarding intellectual property rights.

      Other types of situations in which we may become involved in patent litigation or other intellectual property proceedings include:

      o We may initiate litigation or other proceedings against third parties to enforce our patent rights.

      o We may initiate litigation or other proceedings against third parties to seek to invalidate the patents held by such third parties or to obtain a judgment that our products or services do not infringe such third parties' patents.

      o If our competitors file patent applications that claim technology also claimed by us, we may participate in interference or opposition proceedings to determine the priority of invention.

      o If third parties initiate litigation claiming that our processes or products infringe their patent or other intellectual property rights, we will need to defend against such claims.

      The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the cost of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. If a patent litigation or other intellectual property proceeding is resolved unfavorably to us, we or our collaborative partners may be enjoined from manufacturing or selling our products and services without a license from the other party and be held liable for significant damages. We may not be able to obtain any required license on commercially acceptable terms or at all.

      Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

We may become involved in litigation or other proceedings with collaborative partners, which may be time consuming, costly and could result in delays in our development and commercialization efforts.

      We conduct some of our development activities, and conduct most of our commercialization activities, through collaborations with collaborative partners. Therefore, any disputes with such partners that leads to litigation or similar proceedings may result in us incurring legal expenses, as well as facing potential legal liability. Such disputes, litigation or other proceedings are also time consuming and may cause delays in our development and commercialization efforts.

We have limited sales and marketing experience and capabilities.

      We have limited sales, marketing and distribution experience and capabilities. We may, in some instances, rely significantly on sales, marketing and distribution arrangements with our collaborative partners and other third parties. In these instances, our future revenues will be materially dependent upon the success of the efforts of these third parties.

      If in the future we determine to perform sales, marketing and distribution functions ourselves, we would face a number of additional risks, including:

      o we may not be able to attract and build a significant marketing staff or sales force;

      o the cost of establishing a marketing staff or sales force may not be justifiable in light of any product revenues; and

      o     our direct sales and marketing efforts may not be successful.

We have limited manufacturing capabilities and will be dependent on third party manufacturers.

      We have limited manufacturing experience and no commercial or pilot scale manufacturing facilities for the production of pharmaceuticals. In order to continue to develop pharmaceutical products, apply for regulatory approvals and, ultimately, commercialize any products, we will need to develop, contract for, or otherwise arrange for the necessary manufacturing capabilities.

      We currently rely upon third parties to produce material for preclinical and clinical testing purposes and expect to continue to do so in the future. We also expect to rely upon third parties, including our collaborative partners, to produce materials required for the commercial production of certain of our products if we succeed in obtaining necessary regulatory approvals. We believe that there is no proprietary aspect to the manufacture of our products. However, there are only a limited number of manufacturers that operate under the FDA's regulations for good manufacturing practices which are capable of and/or approved to manufacture our product. Timing for the initiation of new manufacturers is uncertain, and, if we are unable to arrange for third party manufacturing of our products on a timely basis, or to do so on commercially reasonable terms, we may not be able to complete development of our products or market them.

      We currently rely upon third parties for fermentation relating to our Protein A products. We rely on a single supplier for our SecreFlo(TM) product. We believe that there is no proprietary aspect to the manufacture of our products. However, timing for the initiation of new manufacturers is uncertain, and, if we are unable to arrange for third party manufacturing of our products on a timely basis, or to do so on commercially reasonable terms, we may not be able to complete development of our products or market them.

      To the extent that we enter into manufacturing arrangements with third parties, we are dependent upon these third parties to perform their obligations in a timely manner. If such third party suppliers fail to perform their obligations, we may be adversely affected in a number of ways, including:

      o     we may not be able to meet commercial demands for our products;

      o we may not be able to initiate or continue clinical trials of products that are under development;

      o we may be delayed in completing our clinical trials of products under development; and

      o we may be delayed in submitting applications for regulatory approvals for our products.

      The manufacture of products by us and our collaborative partners and suppliers is subject to regulation by the FDA and comparable agencies in foreign countries. Delay in complying or failure to comply with such manufacturing requirements could materially adversely affect the marketing of our products.

If we are unable to continue to hire and retain skilled personnel, then we will have trouble developing and marketing our products.

      Our success depends largely upon the continued service of our management and scientific staff and our ability to attract, retain and motivate highly skilled technical, scientific, management, regulatory compliance and marketing personnel. Potential employees with an expertise in the field of molecular biology, biochemistry, regulatory affairs and/or clinical development of new drug and biopharmaceutical manufacturing are not generally available in the market and are difficult to attract and retain. We also face significant competition for such personnel from other companies, research and academic institutions, government and other organizations who have superior funding and resources to be able to attract such personnel. The loss of key personnel or our inability to hire and retain personnel who have technical, scientific or regulatory compliance backgrounds could materially adversely affect our product development efforts and our business.

The market may not be receptive to our products upon their introduction.

      The commercial success of our products that are approved for marketing will depend upon their acceptance by the medical community and third party payors as being clinically useful, cost effective and safe. All of the products that we are developing are based upon new technologies or therapeutic approaches. As a result, it is hard to predict market acceptance of our products.

      Other factors that we believe will materially affect market acceptance of our products and services include:

      o the timing of receipt of marketing approvals and the countries in which such approvals are obtained;

      o     the safety, efficacy and ease of administration of our products;

      o     the success of physician education programs; and

      o the availability of government and third party payor reimbursement of our products.

We compete with larger, better financed and more mature pharmaceutical and biotechnology companies who are capable of developing new approaches that could make our products and technology obsolete.

      The market for therapeutic and specialty pharmaceutical products is intensely competitive, rapidly evolving and subject to rapid technological change. Pharmaceutical and mature biotechnology companies have substantially greater financial, manufacturing, marketing, research and development resources than we have. New approaches to the treatment of our targeted diseases by these competitors may make our products and technologies obsolete or noncompetitive.

We have incurred substantial losses, we expect to continue to incur losses and we will not be successful until we reverse this trend.

      We have incurred losses in each year since our founding in 1981. We expect to continue to incur operating losses for the foreseeable future.

      While we generate revenue from product sales, this revenue is not sufficient to cover the costs of our clinical trials and drug development programs. We expect to increase our spending significantly as we continue to expand our research and development programs and commercialization activities. As a result, we will need to generate significant revenues in order to achieve profitability. We cannot be certain whether or when this will occur because of the significant uncertainties that affect our business.

If we do not obtain additional capital for our drug development programs, we will be unable to develop or discover new drugs.

      We need additional long-term financing to develop our drug development programs through the clinical trial process as required by the FDA and our specialty pharmaceutical products business. We also need additional long-term financing to support future operations and capital expenditures, including capital for additional personnel and facilities. If we spend more money than currently expected for our drug development programs and our specialty pharmaceutical products business, we will need to raise additional capital by selling debt or equity securities, by entering into strategic relationships or through other arrangements. We may be unable to raise any additional amounts on reasonable terms or when they are needed due to the volatile nature of the biotechnology marketplace. If we are unable to raise this additional capital, we may have to delay or postpone critical clinical studies or abandon other development programs.

Our stock price could be volatile, which could cause you to lose part or all of your investment.

      The market price of our common stock, like that of the common stock of many other development stage biotechnology companies, may be highly volatile. In addition, the stock market has experienced extreme price and volume fluctuations. This volatility has significantly affected the market prices of securities of many biotechnology and pharmaceutical companies for reasons frequently unrelated to or disproportionate to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

Anti-takeover provisions may deter a third party from acquiring us, limiting our stockholders' ability to profit from such a transaction.

      Our Board of Directors has the authority to issue up to 5,000,000 shares of preferred stock, of which 40,000 have been reserved for issuance in connection with our stockholder rights plan, and to determine the price, rights, preferences and privileges of those shares without any further vote or action by our stockholders. We also adopted a "poison pill" stockholder rights plan that will dilute the stock ownership of acquirers of our common stock upon the occurrence of certain events. This stockholder rights plan could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

      We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. This provision could have the effect of delaying or preventing a change of control of the Company. Section 203 and the stockholder rights plan may have the effect of deterring hostile takeovers or delaying or preventing changes in our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

                                LEGAL PROCEEDINGS

      In November 2000 and December 2000, Repligen entered into two License Agreements (the "UCSD License Agreements") with the University of California, San Diego ("UCSD") related to certain patent applications pertaining to the use of uridine and uridine derivatives for the treatment of mitochondrial disease and purine autism. On June 21, 2001, Pro-Neuron, Inc. filed a complaint (the "Pro-Neuron Complaint") against the Regents of the University of

California (the "Regents") and Repligen in the Superior Court of California, County of San Diego seeking to void the license agreement related to treatment of mitochondrial disease entered into between Repligen and UCSD. Pro-Neuron subsequently sought to void the license agreement related to purine autism, and asserted claims for misappropriation of trade secrets.

      On June 4, 2003, Repligen, the Regents and Pro-Neuron entered into a binding term sheet for settlement (the "Settlement") under which the Pro-Neuron complaint will be dismissed upon execution of definitive agreements between the parties. Under the terms of the Settlement, Repligen will receive $750,000. Repligen and the Regents agreed to restructure the UCSD License Agreements to exclude the field of acylated pyrimidines, including triacetyluridine ("TAU"). Repligen will discontinue its clinical trial of TAU in mitochondrial disease and will continue its clinical trials of TAU in bipolar disorder/major depression and purine autism for up to two years. Repligen will assign to Pro-Neuron any inventions from these trials, for which it has rights, involving the use of acylated pyrimidines, but will retain the rights to any inventions for all other chemical entities. Repligen may still direct future clinical trials and product development efforts to prodrugs or derivatives of uridine which are not acylated pyrimidines.

      Repligen is the exclusive licensee of all CTLA4 patent rights owned by the University of Michigan ("the University"). Repligen and the University believe that the University has a rightful claim to ownership of certain CTLA4 related patents of Bristol-Myers Squibb Company ("Bristol"). Repligen and the University filed a complaint against Bristol in the United States District Court for the Eastern District of Michigan in August 2000 seeking a correction of inventorship. The lawsuit asserts that a scientist from the University made inventive contributions as part of a collaboration with Bristol scientists and is a rightful inventor on the patents issued to Bristol. On April 2, 2003, a bench trial of this matter commenced before the Honorable George C. Steeh. The submission of evidence to the court concluded on May 5, 2003. A correction of inventorship would result in the University and Repligen having rights to some or all of Bristol's patents on CTLA4-Ig. Repligen's failure to obtain ownership rights in the Bristol patents may restrict Repligen's ability to commercialize CTLA4-Ig. Repligen and the University have also filed patents related to compositions of matter and methods of use of CTLA4-Ig. In September 2002, Repligen was issued a U.S. patent covering the composition of the CTLA4-Ig product form that it is developing.

      On March 14, 2003, ChiRhoClin, Inc. ("ChiRhoClin") filed an arbitration proceeding against Repligen with the American Arbitration Association in New York. ChiRhoClin alleges that reimbursement of certain marketing expenses to Repligen breaches the license agreement between the parties by lowering the amount of royalties paid to ChiRhoClin. ChiRhoClin claims damages of approximately $800,000. Repligen believes that ChiRhoClin's arbitration claims have no merit and will vigorously defend its rights. This arbitration is at an early stage and has been stayed pending the outcome of settlement discussions between the parties.

      From time to time, we may be subject to other legal proceedings and claims in the ordinary course of business. We are not currently aware of any such proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations.

                      SELECTED FINANCIAL DATA

      The following selected financial data are derived from the audited financial statements of Repligen as of and for the years ended March 31, 2003, 2002, 2001, 2000 and 1999. The financial statements for the year ended March 31, 2003 have been audited by Ernst & Young LLP. The financial statements for the years ended 1999 through 2002 were audited by Arthur Andersen LLP, which has ceased operations. The selected financial data set forth below should be read in conjunction with our financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus and our annual report on Form 10-K for the years ended March 31, 2002, 2001, 2000 and 1999.

                                                                 Years Ended March 31,
                                               -------------------------------------------------------------
                                                 2003         2002         2001         2000         1999
                                                 ----         ----         ----         ----         ----
                                                        (In thousands, except per share amounts)
Operating Statement Data:
Revenues
  Product revenue ..........................   $   7,743    $   4,302    $   2,084    $   2,041    $   1,010
  Licensing and research revenue ...........          29           --          171          863        1,268
                                               ---------    ---------    ---------    ---------    ---------

     Total revenue .........................       7,772        4,302        2,255        2,904        2,278

Cost of revenue ............................       3,480        1,993        1,400        1,107          689
                                               ---------    ---------    ---------    ---------    ---------

     Gross margin ..........................       4,292        2,309          855        1,797        1,589

Operating expenses
  Research and development .................       5,227        5,361        5,787        3,754        1,847
  Selling, general and administrative ......       4,159        2,526        2,401        2,406        1,463
  Charge for purchased R&D .................          --           --           --           --        1,035
                                               ---------    ---------    ---------    ---------    ---------

     Total operating expenses ..............       9,386        7,887        8,188        6,160        4,345
                                               ---------    ---------    ---------    ---------    ---------

Loss from operations .......................      (5,094)      (5,578)      (7,333)      (4,363)      (2,756)
                                               ---------    ---------    ---------    ---------    ---------

Investment income ..........................         557        1,117        2,054          547          212
                                               ---------    ---------    ---------    ---------    ---------

Net loss ...................................   $  (4,537)   $  (4,461)   $  (5,279)   $  (3,816)   $  (2,544)
                                               =========    =========    =========    =========    =========

Net loss per common share ..................   $   (0.17)   $   (0.17)   $   (0.20)   $   (0.18)   $   (0.14)
                                               =========    =========    =========    =========    =========

Weighted average common shares outstanding .      26,813       26,640       26,548       21,538       18,018


                                                                     (In thousands)
                                                                     As of March 31,
                                                 2003         2002         2001         2000         1999
                                                 ----         ----         ----         ----         ----
Balance Sheet Data:
Cash and marketable securities .............   $  18,909    $  25,250    $  30,298    $  34,033    $   3,263
Working capital ............................      15,602       20,577       24,398       34,473        3,860
Total assets ...............................      26,793       29,111       32,148       36,287        5,224
Accumulated deficit ........................    (144,956)    (140,419)    (135,959)    (130,680)    (126,964)
Stockholders' equity .......................      24,550       26,445       30,891       35,090        4,592

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. When used in this prospectus, the words "intend," "anticipate," "believe," "estimate," "plan" and "expect" and similar expressions as they relate to us are included to identify forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements and are a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

   Overview

      We are engaged in the development of new products for profound pediatric developmental disorders. Our therapeutic product candidates are secretin for autism and schizophrenia, CTLA4-Ig for autoimmune disorders and uridine for neurologic and metabolic diseases. These products are synthetic forms of naturally-occurring substances which may correct improperly regulated biological processes with minimal toxicity or side-effects. Our product candidates have the potential to produce clinical benefits not attainable with any existing drug in diseases for which there are few alternative therapies or treatments.

      Our business strategy is to partially fund the development of our proprietary therapeutic products with the profits derived from the sales of our specialty pharmaceutical products: Protein A and SecreFlo(TM). This will enable us to independently advance our proprietary drug development programs while at the same time minimizing our operating losses. We may also seek corporate partners for development or marketing of our therapeutic product candidates.

Recent Accounting Pronouncements

      In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan and nullifies Emerging Issues Task Force Issue No. 94-3. "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not believe the adoption of this standard will have a significant impact on its financial position or results of operations.

      In December 2002, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 148, Accounting for Stock-Based Compensation -- Transition and Disclosure, which amends SFAS 123, Accounting for Stock-Based Compensation. In response to a growing number of companies announcing plans to record expenses for the fair value of stock options, SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of FAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The amendments to Statement 123 in paragraphs 2(a)-2(e) of this Statement is effective for our fiscal year ending March 31, 2003. The Company believes that adoption of this statement did not have a significant impact on its financial position or results of operations.

      In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The Company does not expect that the adoption of this standard will have a significant impact on its financial position or results of operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

      The Securities and Exchange Commission requires that reporting companies discuss their most "critical accounting policies" in management's discussion and analysis of financial condition and results of operations. The SEC indicated that a "critical accounting policy" is one that is important to the portrayal of a company's financial condition and operating results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

      We have identified the policies and estimates below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 2 in the Notes to the Consolidated Financial Statements of this prospectus. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

      The Company applies Staff Accounting Bulletin No. 101, "Revenue Recognition" (SAB 101) to its revenue arrangements. The Company generates product revenues from the sale of its Protein A products to customers in the pharmaceutical and process chromatography industries, and from the sale of SecreFlo(TM), the first synthetic version of the hormone secretin, to hospital-based gastroenterologists. In accordance with SAB 101, the Company recognizes revenue related to product sales upon shipment of the product to the customer as long as there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection of the related receivable is probable.

      License and research revenue derived from collaborative arrangements is recognized as earned under cost plus fixed-fee contracts, or on a straight-line basis over the term of contract, which approximates when work is performed and costs are incurred. Research expenses in the accompanying statements of operations include funded and unfunded expenses. In addition, under certain contracts, the Company recognizes research and development milestones as they are achieved assuming the milestone is deemed to be substantive.

Impairment Analysis of Long-lived Assets

      During 2002, under the terms of a 1999 licensing agreement with ChiRhoClin, Inc. (CRC) we made a milestone payment to CRC that consisted of $1,250,000 in cash and 696,223 shares of our common stock. We have recorded the fair value of the shares issued, $2,576,025, and the cash paid of $1,250,000, as a long-term intangible asset. (See Note 6 of our consolidated financial statements for further discussion). Beginning in April 2002, we began to amortize this intangible asset to cost of revenue over the remaining term of the license, approximately seven years. In October 2002, we commenced commercial shipment of SecreFlo(TM), our synthetic version of the hormone secretin. We amortized $510,132 during the year ended March 31, 2003. At March 31, 2003, in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we performed an impairment analysis of this intangible asset in order to determine if an impairment loss existed and should be recognized. The impairment analysis consisted of an evaluation of the expected cash flows from the sale of SecreFlo(TM) over the term of the license and also included various assumptions and estimates concerning selling price, cost and volume of unit sales. We concluded that there was no impairment loss as of March 31, 2003. We believe that our assumptions and estimates are reasonable, however, actual results could differ from these estimates.

Clinical Trial Estimates

      Our clinical development trials related to our proprietary drug products are primarily performed by outside parties. It is not unusual at the end of each accounting period to estimate both the total cost of the trials and the percent completed as of that accounting date. We then need to adjust our estimates when final invoices are received. To date, these adjustments have not been material to our financial statements, and we believe that the estimates that we made as of March 31, 2003 are reflective of the actual expenses incurred as of that date. However, readers should be cautioned that the possibility exists that the timing or cost of certain trials might be longer or shorter or cost more or less than we have estimated and that the associated financial adjustments would be reflected in future periods.

Results of Operations

Fiscal Year Ended March 31, 2003 Compared with Fiscal Year Ended March 31, 2002

      Total revenue

      Total revenue for the fiscal year 2003 was $7,772,000 as compared to $4,302,000 in fiscal 2002, resulting in an increase of $3,470,000 or 81%. During fiscal year 2003 we commenced selling SecreFlo(TM), a diagnostic product that is marketed in the U.S. to hospital based gastroenterologists. In addition, this increase in product sales is attributable to increased demand from value-added resellers who incorporate our Protein A products into their proprietary antibody purification systems, which they sell to the biotechnology and pharmaceutical industry.

      Cost of revenue

      Cost of revenue for fiscal 2003 and 2002, was approximately $3,480,000 and $1,993,000, respectively, reflecting an increase of $1,487,000 or 75%. This increase is due primarily to increased costs associated with the increase in volume of product shipments and costs associated with our recently launched SecreFloTM. Gross profit in fiscal 2003 and 2002 was $4,292,000 or 55% and $2,309,000 or 54%, respectively. This increase in gross profit is due primarily to a change from period to period in the mix of Protein A product sales and the commencement of SecreFlo(TM) sales.

      Operating expenses

      Total operating expenses for fiscal 2003 and 2002 were approximately $9,386,000 and $7,887,000, respectively, resulting in an increase of $1,499,000 or 19% during 2003.

      Research and development expenses for fiscal 2003 and 2002 were approximately $5,227,000 and $5,361,000, respectively, a decrease of $134,000 or 2%. This decrease is largely attributable to a decrease in clinical material expenses partially offset by an increase in personnel costs and clinical trial expenses incurred during fiscal 2003.

      Selling, general and administrative expenses (SG&A) for fiscal 2003 and 2002 were approximately $4,159,000 and $2,526,000, respectively, resulting in an increase of $1,633,000 or 65%. This increase is largely attributable to increased staffing, investor relations and litigation expenses partially offset by a reimbursement by CRC of premarketing and launch expenses associated with the launch of SecreFlo(TM). We anticipate that SG&A expenses will increase as our litigation activities continue and an expected increase in marketing expenses as we expand our commercial operations.

      Investment income

      Investment income for fiscal 2003 and 2002, was approximately $557,000 and $1,117,000, respectively, a decrease of $560,000 or 50% in 2003. This decrease is attributable to lower average funds available for investment and lower interest rates during fiscal 2003 as compared to fiscal 2002. We expect interest income to vary based on changes in the amount of funds invested and fluctuation of interest rates.

Fiscal Year Ended March 31, 2002 Compared with Fiscal Year Ended March 31, 2001

      Total revenue

      Total revenue for fiscal 2002 were $4,302,000 compared to $2,255,000 in fiscal 2001, an increase of $2,047,000 or 91%. This increase in revenue is a result of increased Protein A sales driven predominantly by the rapid market growth and success of antibody therapeutic drugs.

      Product revenue for fiscal 2002 was $4,302,000 compared to $2,083,000 in fiscal 2001, an increase of $2,219,000 or 107%. This increase is due to increased product shipments to Amersham and increased demand from several monoclonal antibody producers during the year.

      Licensing and research revenue for fiscal 2002 was $0 compared to $172,000 in fiscal 2001, a decrease of $172,000 or 100%. During fiscal 2001, we received non-recurring licensing payments from certain intellectual property pertaining to our former programs.

      Cost of revenue

      Cost of revenue for fiscal 2002 was $1,993,000, compared to $1,400,000 in fiscal 2001, an increase of $593,000 or 42%. This increase is largely attributable to an increase in Protein A sales and to the mix of product sales partially offset by manufacturing efficiencies. Gross profit in fiscal 2002 was $2,309,000 or 54% versus 855,000 or 41% of product revenue for fiscal 2001. This increase is a result of changes in product mix and improvements in manufacturing efficiencies.

      Operating expenses

      Total operating expenses for fiscal 2002 were $7,887,000 compared to $8,188,000 in fiscal 2001, a decrease of $301,000 or 4%.

      Research and development expenses for fiscal 2002 were $5,361,000 compared to $5,786,000 in fiscal 2001, a decrease of $425,000 or 7%. This decrease is largely due to decreased clinical trial costs, pharmacology-toxicology testing, and manufacturing costs related to development activities for our product candidates.

      Selling, general and administrative expenses for fiscal 2002 were $2,526,000 compared to $2,402,000 in fiscal 2001, an increase of $124,000 or 5%.
This increase was attributable to increases in payroll and related expenses, and litigation expense. These increases were partially offset by a decrease in non-cash charges related to the issuance of warrants that were incurred during fiscal 2001.

      Investment income

      Investment income for fiscal 2002 was $1,117,000, compared to $2,054,000 in fiscal 2001, a decrease of $937,000 or 46%. This decrease is attributable to lower average funds available for investment and lower interest rates during fiscal 2002 compared to fiscal 2001.

Liquidity and Capital Resources

      We have financed our operations primarily through sales of equity securities and revenues derived from product sales, collaborative research agreements, government grants, and payments received from licensing and royalty agreements.

      At March 31, 2003 we had cash and marketable securities of $18,909,000, compared to $25,250,000 at March 31, 2002. Our operating activities in 2003 used cash of approximately $5,258,000, consisting of the net loss from operations for the year of $4,537,000 and a decrease in accounts payable of $439,000. These uses of cash were offset by non-cash charges of $802,000 for depreciation and amortization and a decrease in accounts receivable of $67,000, a decrease in inventory of $26,000, a decrease in prepaid expenses of $100,000 and an increase in accrued expenses of $16,000. During fiscal 2003, we purchased $1,084,000 of capital equipment, consisting of laboratory and office equipment.

      In May 2003, a certain investor purchased approximately $12.5 million of our common stock through a private placement of 2,500,000 shares. Repligen received net proceeds of approximately $11.8 million after deducting the estimated expenses of the transaction.

      We have leased, pursuant to a ten-year lease agreement, a new corporate headquarters in Waltham, Massachusetts. We anticipate that this new facility will increase operating efficiencies and manufacturing capacity to meet the growing demand for our Protein A products, and to better meet corporate goals and objectives. We relocated to this facility in May 2002. In connection with this lease agreement, a letter of credit in the amount of $500,000 was issued to our landlord. In October 2002, this letter of credit was reduced to $200,000. The letter of credit is collateralized by a certificate of deposit held by the bank that issued the letter of credit. The certificate of deposit is included as restricted cash in the accompanying balance sheet as of March 31, 2003.

      During April 2002 and as required by the terms of our license agreement with ChiRhoClin, we paid a milestone payment of $1,250,000 in connection with the FDA's approval of SecreFlo(TM), our synthetic porcine secretin product. Also pursuant to such license agreement, we issued to ChiRhoClin approximately, 696,000 shares of our common stock in fiscal 2003. We have not granted registration rights to ChiRhoClin with respect to the shares issued under the license agreement. In addition, under the terms of the licensing agreement with ChiRhoClin, if the FDA approves the NDA for human secretin diagnostic, we will be required to pay ChiRhoClin future milestones in cash. We will also be required to pay royalties on sales of both synthetic porcine and human products.

      We expect to incur significantly higher costs in fiscal 2004 as a result of the expansion of research and development costs associated with the clinical trials of our proprietary drug candidates and the commercialization of our diagnostic product, SecreFlo(TM). We believe that we have sufficient resources to satisfy our working capital and capital expenditure requirements for the next twenty-four months. Should we need to secure additional financing to meet our future liquidity requirements, we may not be able to secure such financing, or obtain such financing on favorable terms because of the volatile nature of the biotechnology marketplace.

      At March 31, 2003, we had net operating loss carryforwards of approximately $122,438,000 and research and development credit carryforwards of approximately $7,161,000 to reduce future federal income taxes, if any. The net operating loss and tax credit carryforwards will expire at various dates, beginning in 2004, if not used. Net operating loss carryforwards and available tax credits are subject to review and possible adjustment by the Internal Revenue

Service and may be limited in the event of certain changes in the ownership interest of significant stockholders.

      We do not currently use derivative financial instruments. We generally place our marketable security investments in high quality credit instruments, as specified in our investment policy guidelines. Our investment policy also limits the amount of credit exposure to any one issue, issuer, and type of investment. We do not expect any material loss from our investment in marketable securities.

      We believe that inflation has not had a material effect on our operations.

      Cautionary Statement Regarding Forward-Looking Statements

      Statements in this prospectus, as well as in the documents that are and will be incorporated into this prospectus, that are not historical facts constitute "forward-looking statements" which are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this prospectus do not constitute guarantees of future performance. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from the historical results or from any results expressed or implied by such forward-looking statements, including, without limitation, risks associated with the success of current and future collaborative relationships, market acceptance of our products, our ability to compete with larger, better financed pharmaceutical and biotechnology companies, new approaches to the treatment of our targeted diseases, our expectation of incurring continued losses, our ability to generate future revenues, our ability to raise additional capital to continue our drug development programs, the success of our clinical trials, our ability to develop and commercialize products, our ability to obtain required regulatory approvals, our compliance with all Food and Drug Administration regulations, our ability to obtain, maintain and protect intellectual property rights for our products, the risk of litigation regarding our intellectual property rights, our limited sales and manufacturing capabilities, our dependence on third-party manufacturers and value-added resellers, our ability to hire and retain skilled personnel, and our volatile stock price. Further information on potential risk factors that could affect our financial results are included under the caption entitled "Risk Factors" and elsewhere in this prospectus and in the filings made by us from time to time with the Securities and Exchange Commission including under the caption entitled "Certain Factors that may Affect Future Results" in our annual report on Form 10-K for the year ended March 31, 2002.

                                 USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of our common stock by The Riverview Group, LLC. See "Selling Stockholder" and "Plan of Distribution". The principal purpose of this offering is to effect an orderly disposition of the shares of our common stock being offered and sold from time to time by The Riverview Group, LLC.

                               SELLING STOCKHOLDER

      Unless otherwise noted below in the table, The Riverview Group, LLC has sole voting and investment power over the shares shown as beneficially owned except as provided under applicable law and except as set forth in the footnotes to the table. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.

      The table below was prepared based upon information furnished to us by The Riverview Group, LLC and lists the following:

            o the number of shares of our common stock beneficially owned by The Riverview Group, LLC as of June 12, 2003 and before this offering;

            o the maximum number of shares of our common stock that The Riverview Group, LLC may offer and sell pursuant to this prospectus; and

            o the number of shares owned by The Riverview Group, LLC after completion of the offering (assuming that The Riverview Group, LLC sells all of the shares offered pursuant to this prospectus).

                                                                                                        Shares Beneficially
                                                         Shares                  Shares               Owned After Offering (1)
                                                      Beneficially              Offered               ------------------------
                                                      Owned  Prior            Pursuant To
                  Selling Stockholder                 To Offering            This Prospectus                   Number
             -----------------------------          ----------------         ---------------                   ------
The Riverview Group, LLC                                2,500,000               2,500,000                        0

-------------
*     Represents less than 1% of the outstanding shares.

(1) Assumes that The Riverview Group, LLC will sell all of the shares registered hereunder. The Riverview Group, LLC may sell all or part of their shares pursuant to this prospectus.

-------------

      We are filing this registration statement to register for public sale the shares of common stock currently held by The Riverview Group, LLC in order to permit The Riverview Group, LLC to offer such shares for resale from time to time.

      On May 1, 2003, we sold 2,500,000 shares of our common stock to The Riverview Group, LLC for aggregate consideration of $12,500,000 in a private placement pursuant to a stock purchase agreement by and between The Riverview Group, LLC and us (the "Purchase Agreement"). The Riverview Group, LLC is offering for sale these 2,500,000 shares of our common stock pursuant to this prospectus. Rodman & Renshaw, Inc. acted as the placement agent for the transaction and we paid them approximately $625,000 for their services.

      As a part of the Purchase Agreement, we have agreed not to sell any shares of common stock to institutional investors in a private placement until 14 days after this registration statement is declared effective by the SEC. After such date and until December 31, 2003, prior to selling any shares of common stock to institutional investors in a private placement, we are required to offer to The Riverview Group, LLC (and affiliated persons) 25% of the common stock proposed to be offered to institutional investors in a private placement and to keep such offer open for ten (10) business days before proceeding with the sale.

      Except as noted above and based on representations by The Riverview Group, LLC, to the best of our knowledge, The Riverview Group, LLC has not had a material relationship with us or any of our affiliates within the three-year period ending on the date of this prospectus.

                              PLAN OF DISTRIBUTION

      The shares of our common stock covered by this prospectus may be sold by The Riverview Group, LLC from time to time for their own account or by pledgees, donees, transferees, designees, or other successors in interest. We will pay the expenses incurred in connection with the registration of the shares of our common stock sold hereunder, except that The Riverview Group, LLC will pay or assume brokerage commissions and similar charges, their legal fees and expenses of counsel and any stock transfer taxes or other expenses incurred in connection with the sale of the shares of our common stock. We will not receive any of the proceeds from the resale of the shares of common stock by The Riverview Group, LLC.

      The distribution of the shares of our common stock by The Riverview Group, LLC is not subject to any underwriting agreement. The shares of our common stock offered by The Riverview Group, LLC may be sold from time to time in transactions on the Nasdaq National Market, on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, in the over-the-counter market, in negotiated transactions (otherwise than on these exchanges or systems or in the over-the-counter market), through the writing of options on the shares of our common stock (whether such options are listed on an options exchange or otherwise), through the settlement of short sales, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. The sales may be effected in transactions that may involve cross or block transactions.

      If The Riverview Group, LLC effects such transactions by selling shares of our common stock to or through underwriters, broker-dealers or agents, the underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from The Riverview Group, LLC or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. These discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved. In connection with sales of our common stock or otherwise, The Riverview Group, LLC may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The Riverview Group, LLC may also sell shares of our common stock short and deliver shares of our common stock covered by this prospectus to close out short positions. The Riverview Group, LLC may also loan or pledge shares of our common stock to broker-dealers that in turn may sell such shares.

      The Riverview Group, LLC may pledge or grant a security interest in some or all of the shares of our common stock they own and, if The Riverview Group, LLC defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock from time to time under this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The Riverview Group, LLC also may transfer and donate the shares of our common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

      Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in a distribution of the shares of common stock covered by this prospectus may be limited in their ability to engage in market activities with respect to such shares. The Riverview Group, LLC, for example, will be subject to applicable provisions of such Act and the rules and regulations under it, including, without limitation Regulation M, which provisions may restrict certain activities of the selling stockholders and limit the timing of purchases and sales of any shares of common stock by The Riverview Group, LLC. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. The foregoing may affect the marketability of the shares offered by this prospectus.

      We will indemnify The Riverview Group, LLC against liabilities, including some liabilities under the Securities Act, in accordance with the Stock Purchase Agreement. We may be indemnified by The Riverview Group, LLC against civil liabilities, including liabilities under the Securities Act, that may arise from any written information The Riverview Group, LLC furnishes to us specifically for use in this prospectus, in accordance with the Stock Purchase Agreement.

      Subject to limitations under the Securities Act, once sold under the registration statement of which this prospectus forms a part, the shares of our common stock should, in general, be freely tradable in the hands of persons other than our affiliates.

      Any broker-dealers that participate with The Riverview Group, LLC in the distribution of shares of our common stock may be deemed to be underwriters and any commissions received by them and any profit on the resale of shares of our common stock placed by them might be deemed to be underwriting discounts and commissions within the meaning of the Securities Act, in connection with such sales. The Riverview Group, LLC will also be subject to the prospectus delivery requirements of the Securities Act for sales of our common stock made pursuant to this prospectus.

      Any shares covered by the prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

      Since The Riverview Group, LLC is not restricted as to the price or prices at which it may sell its shares of our common stock, sales of such shares of our common stock at less than the market prices may depress the market price of the our common stock.

      American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038, is the transfer agent for the shares of common stock of Repligen.

                                  LEGAL MATTERS

      The validity of the shares of our common stock offered hereby will be passed upon for us by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                     EXPERTS

      The financial statements of Repligen Corporation at March 31, 2003, and for the year then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, and at March 31, 2002 and for each of the two years in the period ended March 31, 2002, by Arthur Andersen LLP, independent auditors, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

      Repligen files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on operation of the public reference room. Our SEC filings are also available to the public from the SEC's website at "http://www.sec.gov." Our website is located at "http://www.repligen.com." Information contained on our website is not part of this prospectus.

      The SEC allows Repligen to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Repligen incorporates by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (File No. 000-14656):

1.    Annual report on Form 10-K for the year ended March 31, 2002;

2. Proxy statement, filed on July 22, 2002, for the 2002 annual meeting of shareholders;

3. Quarterly reports on Form 10-Q for the quarters ended December 31, 2002, September 30, 2002 and June 30, 2002;

4. Current reports on Form 8-K filed on April 9, 2002, May 24, 2002, June 19, 2002 (as amended by Form 8-K/A filed on June 28, 2002), October 7, 2002, October 21, 2002, November 12, 2002, March 4, 2003, May 1, 2003, May 2,
      2003 and June 5, 2003;

5. The description of our common stock that is contained in our registration statement on Form 8-A, dated May 28, 1986 and in our current report on Form 8-K filed on May 24, 2002; and

6. The description of our stockholder rights plan that is contained in our registration statement on Form 8-A, dated March 4, 2003.

      You may request a copy of these filings, at no cost, by writing or telephoning our Chief Financial Officer at the following address: Repligen Corporation, 41 Seyon Street, Building #1, Suite 100, Waltham, MA 02453, (781) 250-0111.

      This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                          INDEX TO FINANCIAL STATEMENTS

                                                                         Page
                                                                         ----

Report of Independent Auditors                                           F-2

Balance Sheets as of March 31, 2003 and 2002                             F-4

Statements of Operations for the Years
  Ended March 31, 2003, 2002 and 2001                                    F-5

Statements of Stockholders' Equity for the Years
  Ended March 31, 2003, 2002 and 2001                                    F-6

Statements of Cash Flows for the Years
  Ended March 31, 2003, 2002 and 2001                                    F-7

Notes to Financial Statements                                            F-8

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of
Repligen Corporation

      We have audited the accompanying balance sheet of Repligen Corporation as of March 31, 2003, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Repligen Corporation as of March 31, 2002 and the years ended March 31, 2002 and 2001 were audited by other auditors who have ceased operations and whose report dated May 13, 2002, expressed an unqualified opinion on those statements.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Repligen Corporation as of March 31, 2003, and the results of its operations, stockholders' equity, and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.


                                                           /s/ ERNST & YOUNG LLP

Boston, Massachusetts
May 21, 2003,
except with respect to
the matter discussed in
Note 12, as to which the
date is June 4, 2003

This is a copy of a report previously issued by Andersen and Andersen has not reissued this report.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Repligen Corporation:

      We have audited the accompanying balance sheets of Repligen Corporation (a Delaware corporation) as of March 31, 2002 and 2001, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Repligen Corporation as of March 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States.


                                                         /s/ ARTHUR ANDERSEN LLP
                                                             ARTHUR ANDERSEN LLP

Boston, Massachusetts
May 13, 2002

                              REPLIGEN CORPORATION
                                 BALANCE SHEETS

                                                                         As of March 31,
                                                                       2003             2002
                                                                  ------------------------------
Assets
Current assets:
  Cash                                                            $   6,108,004    $   8,696,194
  Marketable securities                                               9,417,224       12,143,170
  Accounts receivable, less reserves of $50,000 and $25,000 in
  2003 and 2002, respectively                                           907,501          865,861
  Inventories                                                           889,924          916,091
  Prepaid expenses and other current assets                             522,569          622,309
                                                                  -------------    -------------
     Total current assets                                            17,845,222       23,243,625
                                                                  -------------    -------------

Property, plant and equipment, at cost:
  Leasehold improvements                                              2,585,152        1,657,416
  Equipment                                                           1,317,086        1,169,080
  Furniture and fixtures                                                360,003          352,174
                                                                  -------------    -------------
                                                                      4,262,241        3,178,670
     Less - accumulated depreciation and amortization                (2,013,828)      (1,721,732)
                                                                  -------------    -------------
                                                                      2,248,413        1,456,938
                                                                  -------------    -------------

Long-term marketable securities                                       3,183,727        3,910,852
Restricted cash                                                         200,000          500,000
Other assets, net (Note 6)                                            3,315,894               --
                                                                  -------------    -------------

Total Assets                                                      $  26,793,256    $  29,111,415
                                                                  =============    =============

Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                                                $     968,551    $   1,407,955
  Accrued expenses                                                    1,274,837        1,258,804
                                                                  -------------    -------------
     Total current liabilities                                        2,243,388        2,666,759
                                                                  -------------    -------------

Commitments and contingencies (Notes 5,10)

Stockholders' equity:
Preferred stock, $0.01 par value, 5,000,000 shares
    authorized, no shares issued or outstanding                              --               --
Common stock, $0.01 par value, 40,000,000 shares
    authorized, 27,338,973 and 26,642,750 shares issued and
    outstanding, in 2003 and 2002, respectively                         273,390          266,427
Additional paid-in capital                                          169,232,975      166,597,654
Accumulated deficit                                                (144,956,497)    (140,419,425)
                                                                  -------------    -------------
  Total stockholders' equity                                         24,549,868       26,444,656
                                                                  -------------    -------------

Total liabilities and stockholders' equity                        $  26,793,256    $  29,111,415
                                                                  =============    =============

                             See accompanying notes.

                              REPLIGEN CORPORATION
                            STATEMENTS OF OPERATIONS

                                                        Years Ended March 31,
                                                 2003            2002            2001
                                             --------------------------------------------
Revenue:
       Product revenue                       $  7,742,667    $  4,301,565    $  2,083,529
       Licensing and research revenue              29,114              --         171,615
                                             ------------    ------------    ------------
         Total revenue                          7,771,781       4,301,565       2,255,144

       Cost of revenue                          3,480,441       1,992,734       1,399,849
                                             ------------    ------------    ------------
         Gross profit                           4,291,340       2,308,831         855,295

Operating expenses:
       Research and development                 5,226,524       5,360,720       5,786,392
       Selling, general and administrative      4,159,220       2,525,827       2,401,460
                                             ------------    ------------    ------------
         Total operating expenses               9,385,744       7,886,547       8,187,852
                                             ------------    ------------    ------------

       Loss from operations                    (5,094,404)     (5,577,716)     (7,332,557)
                                             ------------    ------------    ------------

Investment income                                 557,332       1,117,099       2,053,690
                                             ------------    ------------    ------------

Net loss                                     $ (4,537,072)   $ (4,460,617)   $ (5,278,867)
                                             ============    ============    ============

Basic and diluted net loss per share         $      (0.17)   $      (0.17)   $      (0.20)
                                             ============    ============    ============

Basic and diluted weighted average
  shares outstanding                           26,812,981      26,639,525      26,547,238
                                             ============    ============    ============

                             See accompanying notes.

                              REPLIGEN CORPORATION
                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                      Common Stock
                                                      ------------

                                                               Additional                         Total
                                    Number of                     Paid-        Accumulated     Stockholders'
                                      Shares       Amount      in Capital        Deficit          Equity
                                      ------       ------      ----------        -------          ------
------------------------------------------------------------------------------------------------------------
Balance at March 31, 2000           26,315,979   $  263,159   $ 165,507,184   ($130,679,941)   $  35,090,402
------------------------------------------------------------------------------------------------------------
Issuance of common stock for
   patent acquisition                   30,000          300         183,450              --          183,750
Issuance of warrants for services           --           --         218,735              --          218,735
Exercise of stock options               34,200          342          24,354              --           24,696
Exercise of warrants                   248,771        2,488         649,961              --          652,449
Net loss                                    --           --              --      (5,278,867)      (5,278,867)
------------------------------------------------------------------------------------------------------------
Balance at March 31, 2001           26,628,950      266,289     166,583,684    (135,958,808)      30,891,165
------------------------------------------------------------------------------------------------------------
Exercise of stock options               13,800          138          13,970              --           14,108
Net loss                                    --           --              --      (4,460,617)      (4,460,617)
------------------------------------------------------------------------------------------------------------
Balance at March 31, 2002           26,642,750      266,427     166,597,654    (140,419,425)      26,444,656
------------------------------------------------------------------------------------------------------------
Issuance of common stock for
   payment of license                  696,223        6,963       2,569,063              --        2,576,026
Compensation expense related to
    issuance of stock options to
    employees                                                        66,258                           66,258
Net loss                                    --           --              --      (4,537,072)      (4,537,072)
------------------------------------------------------------------------------------------------------------
Balance at March 31, 2003           27,338,973   $  273,390   $ 169,232,975   ($144,956,497)   $  24,549,868
------------------------------------------------------------------------------------------------------------

                             See accompanying notes.

                              REPLIGEN CORPORATION
                            STATEMENTS OF CASH FLOWS

                                                                      Years Ended March 31,
                                                               2003            2002            2001
                                                           --------------------------------------------
Cash flows from operating activities:
     Net loss                                              $ (4,537,072)   $ (4,460,617)   $ (5,278,867)
     Adjustments to reconcile net loss to net cash
     used in operating activities --
         Depreciation and amortization                          802,228         257,537         276,852
         Common stock warrants issued for payment for
            services                                                 --              --         218,735
         Compensation expense related to issuance of
            stock options to employees                           66,258              --              --
         Bad debt reserve                                        25,000              --              --
         Common stock issued for payment of patent
            acquisition                                              --              --         183,750
     Changes in assets and liabilities:
           Accounts receivable                                  (66,640)       (422,101)        404,078
           Inventories                                           26,167        (281,368)        (87,276)
           Prepaid expenses and other current assets             99,740        (352,057)        (28,598)
           Other assets                                      (1,250,000)         56,882          24,500
           Accounts payable                                    (439,404)         19,306         104,350
           Accrued expenses                                      16,033         428,246         (44,610)
                                                           ------------    ------------    ------------

              Net cash used in operating activities          (5,257,690)     (4,754,172)     (4,227,086)
                                                           ------------    ------------    ------------

Cash flows from investing activities:
         Purchases of marketable securities                  (8,329,507)    (22,801,063)    (50,328,259)
         Redemptions of marketable securities                11,782,578      20,881,667      45,000,000
         Decrease/(Increase) in restricted cash                 300,000        (500,000)             --
         Purchases of property, plant and equipment          (1,083,571)       (307,971)       (184,721)
                                                           ------------    ------------    ------------

            Net cash provided by (used in) investing
            activities                                        2,669,500      (2,727,367)     (5,512,980)
                                                           ------------    ------------    ------------

Cash flows from financing activities:
         Exercise of warrants                                        --              --         652,449
         Exercise of stock options                                   --          14,108          24,696
                                                           ------------    ------------    ------------

               Net cash provided by financing activities             --          14,108         677,145
                                                           ------------    ------------    ------------

Net decrease in cash and cash equivalents                    (2,588,190)     (7,467,431)     (9,062,921)

Cash, beginning of year                                       8,696,194      16,163,625      25,226,546
                                                           ------------    ------------    ------------

Cash, end of year                                          $  6,108,004    $  8,696,194    $ 16,163,625
                                                           ============    ============    ============

Supplemental disclosure of noncash activities:
  Common stock issued for payment of license               $  2,576,025    $         --    $         --
  Purchases of leasehold improvements                      $         --    $    962,383    $         --

                             See accompanying notes.

                              REPLIGEN CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

1.    Organization and Nature of Business

      Repligen Corporation ("Repligen," "Company," "we," "us" or "our") is engaged in the development of new products for profound pediatric developmental disorders. Our therapeutic product candidates are secretin for autism and schizophrenia, CTLA4-Ig for autoimmune disorders and uridine for neurologic and metabolic diseases. These products are synthetic forms of naturally-occurring substances which may correct improperly regulated biological processes with minimal toxicity or side-effects. Our product candidates have the potential to produce clinical benefits not attainable with any existing drug in diseases for which there are few alternative therapies or treatments.

      Our business strategy is to partially fund the development of our proprietary therapeutic products with the profits derived from the sales of our specialty pharmaceutical products: Protein A and SecreFlo(TM). This will enable us to independently advance our proprietary drug development programs while at the same time minimizing our operating losses. We may also seek corporate partners for development or marketing of our therapeutic product candidates.

      The Company is subject to a number of risks typically associated with companies in the biotechnology industry. Principally those risks associated with the Company's dependence on collaborative arrangements, development by the Company or its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with the U.S. Food and Drug Administration and other governmental regulations and approval requirements, as well as the ability to grow the Company's business and obtaining adequate funding to fund this growth.

2.    Summary of Significant Accounting Policies

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

      The Company has reclassified certain prior-year information to conform to the current year's presentation.

Revenue Recognition

      The Company applies Staff Accounting Bulletin No. 101, "Revenue Recognition" (SAB 101) to its revenue arrangements. The Company generates product revenues from the sale of its Protein A products to customers in the pharmaceutical and process chromatography industries, and from the sale of SecreFlo(TM), the first synthetic version of the hormone secretin, to hospital-based gastroenterologists. In accordance with SAB 101, the Company recognizes revenue related to product sales upon shipment of the product to the customer as long as there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection of the related receivable is probable.

      License and research revenue derived from collaborative arrangements is recognized as earned under cost plus fixed-fee contracts, or on a straight-line basis over the term of contract, which approximates when work is performed and costs are incurred. Research expenses in the accompanying statements of operations include funded and unfunded expenses. In addition, under certain contracts, the Company recognizes research and development milestones as they are achieved assuming the milestone is deemed to be substantive.

Comprehensive Income

      The Company applies Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires disclosure of all components of comprehensive income on an annual and interim basis. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. The Company's comprehensive loss is equal to its reported net loss for all periods presented.

Cash & Marketable Securities

      The Company applies SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At March 31, 2003, the Company's cash equivalents and marketable securities are classified as held-to-maturity investments as the Company has the positive intent and ability to hold to maturity. As a result, these investments are recorded at amortized cost. Marketable securities are investments with original maturities of greater than 90 days. Long-term marketable securities are investment grade securities with maturities of greater than one year. The Company recognized a realized gain of $5,558 during the year ended March 31, 2002 on sales of its marketable securities.

      Cash and marketable securities consist of the following at March 31, 2003 and 2002:

                                                                                         Unrealized Holding
                                                                                             Gain (Loss)
                                                             Years Ended March 31,      Years Ended March 31,
                                                              2003          2002          2003          2002
                                                          -----------------------------------------------------
     Cash                                                 $ 6,108,004   $ 8,696,194            --            --
                                                          -----------   -----------   -----------   -----------
Marketable securities
     U.S. Government and agency securities                $   715,459   $ 1,414,994   $       252   $      (774)
     Corporate and other debt securities                  $ 8,701,765   $10,728,176   $    23,774   $    51,610
                                                          -----------   -----------   -----------   -----------
     (Average of remaining maturity of
     approximately 4 months at March 31, 2003)            $ 9,417,224   $12,143,170   $    24,026   $    50,836
                                                          ===========   ===========   ===========   ===========

Long-term marketable securities
     U.S. Government and agency securities                $ 1,101,265   $        --   $     2,598   $        --
     Corporate and other debt securities                  $ 2,082,463   $ 3,910,852   $     3,628   $    (9,334)
                                                          -----------   -----------   -----------   -----------
     (Average of remaining maturity of
     approximately 14 months at March 31, 2003)           $ 3,183,727   $ 3,910,852   $     6,226   $    (9,334)
                                                          ===========   ===========   ===========   ===========

      Restricted cash of $200,000 is related to the Company's facility lease obligation (see note 5).

Fair Value of Financial Instruments

      The carrying amounts of the Company's financial instruments which represent cash and cash equivalents, marketable securities, accounts receivable and accounts payable generally approximate fair value due to the short-term nature of these instruments.

Concentrations of Credit Risk and Significant Customers

      Financial instruments that subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents, marketable securities and accounts receivable. The Company's cash equivalents and marketable securities are invested in financial instruments with high credit ratings. At March 31, 2003, the Company has no items such as those associated with foreign exchange contracts, options contracts or other foreign hedging arrangements.

      Concentration of credit risk with respect to accounts receivable is limited to customers to whom the Company makes significant sales. The Company maintains reserves for the potential write-off of accounts receivable. To date, the Company has not written off any significant accounts. To control credit risk, the Company performs regular credit evaluations of its customers' financial condition and maintains allowances for potential credit losses.

      Revenue from significant customers as a percentage of the Company's total revenue is as follows:

                                     Years Ended March 31,
                                  2003       2002       2001
                                 -----------------------------
                  Customer A        43%        56%        42%
                  Customer B        23%        23%        19%

      Significant accounts receivable balances as a percentage of the Company's total trade accounts receivable balances are as follows:

                                  As of March 31,
                                  2003       2002
                                 -----------------
                  Customer A        65%        69%
                  Customer B        --%        24%
                  Customer C        10%        --

Inventories

      Inventories are stated at the lower of cost (first-in, first-out) or market. Work-in-process and finished goods inventories consist of material, labor, outside processing costs and manufacturing overhead. Inventories at March 31, 2003 and 2002 consist of the following:

                                              As of March 31,
                                            2003          2002
                                            ----          ----
                Raw materials ......      $114,130      $182,117
                Work-in process ....       303,631       470,823
                Finished goods .....       472,163       263,151
                                          --------      --------
                   Total ...........      $889,924      $916,091
                                          ========      ========

Depreciation and Amortization

      Depreciation and amortization are calculated using the straight-line method over the estimated useful life of the asset as follows:

         Description                 Estimated Useful Life
         -----------                 ---------------------
         Leasehold improvements      Shorter of term of the lease or estimated useful life
         Equipment                   3-5 years
         Furniture and fixtures      5-7 years

      The Company recorded depreciation expense and amortization of $292,096, $257,537 and $276,852 in 2003, 2002 and 2001, respectively.

Earnings Per Share

      The Company applies SFAS No. 128, "Earnings per Share." SFAS No. 128 establishes standards for computing and presenting earnings per share. Basic net loss per share represents net loss divided by the weighted average number of common shares outstanding during the period. The dilutive effect of potential common shares, consisting of outstanding stock options and warrants, is determined using the treasury stock method in accordance with SFAS No. 128. Diluted weighted average shares outstanding for 2003, 2002 and 2001 do not include the potential common shares from warrants and stock options because to do so would have been antidilutive. Accordingly, basic and diluted net loss per share is the same. The number of potential common shares excluded from the calculation of diluted earnings per share during the years ended March 31, 2003, 2002 and 2001 was 2,344,996, 2,106,846, and 1,904,387 shares, respectively.

Segment Reporting

      The Company applies SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS No. 131 also establishes standards for related disclosures about products and services and geographic areas. The chief operating decision maker, or decision-making group, in making decisions how to allocate resources and assess performance, identifies operating segments as components of an enterprise about which separate discrete financial information is available for evaluation. To date, the Company has viewed its operations and manages its business as one operating segment. As a result, the financial information disclosed herein represents all of the material financial information related to the Company's principal operating segment.

      The following table represents the Company's revenue by geographic area (based on the location of the customer):

                      Year Ended March 31,
                   2003       2002       2001
                   ----       ----       ----
Europe               53%        63%        42%
United States        46%        35%        56%
Other                 1%         2%         2%
                   ----       ----       ----
Total               100%       100%       100%
                   ====       ====       ====

      As of March 31, 2003 and 2002, all of the Company's assets are located in the United States.

Recent Accounting Pronouncements

      In July 2002, the FASB issued SFAS 146, "Accounting for Cost Associated with Exit or Disposal Activities". SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan and nullifies Emerging Issues Task Force Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not believe the adoption of this standard will have a significant impact on the Company's financial position or results of operations.

      In December 2002, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure", which amends SFAS 123, "Accounting for Stock-Based Compensation". In response to a growing number of companies announcing plans to record expenses for the fair value of stock options, SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of FAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The amendments to Statement 123 in paragraphs 2(a)-2(e) of this Statement were effective for the current fiscal year. The Company believes that the adoption of this statement has not resulted in a significant impact on its financial position or results of operations.

      In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The Company does not expect that the adoption of this standard will have a significant impact on its financial position or results of operation.

Stock Based Compensation

      The Company accounts for its stock-based compensation under SFAS No. 123 "Accounting for Stock-Based Compensation." The Company continues to apply APB No. 25 for employee stock options awards and elected the disclosure-only alternative for the same under SFAS No. 123.

      The Company has computed the pro forma disclosures required under SFAS Nos. 123 and 148 for all stock options granted to employees in 2003, 2002 and 2001 using the Black-Scholes option-pricing model prescribed by SFAS No. 123. The assumptions used and the weighted average information for the years ended March 31, 2003, 2002 and 2001 are as follows:

                                                                  Years Ended March 31,
                                                          2003             2002             2001
                                                       ---------------------------------------------
Risk-free interest rates                               1.16%-5.02%      4.31%-5.06%      5.28%-6.33%
Expected dividend yield                                    --               --               --
Expected lives                                           7 years          7 years          7 years
Expected volatility                                        91%              101%             108%
Weighted average grant date fair value of options
    granted during the period                             $2.57            $2.21            $5.78
Weighted average remaining contractual life of
    options outstanding                                 5.9 years        6.1 years        6.6 years

      If compensation expense for the Company's stock option plans had been determined consistent with SFAS No. 123, the pro forma net loss and net loss per share would have been as follows:

                                                                           Years Ended March 31,
                                                                 2003              2002              2001
                                                                 ----              ----              ----
Net Loss as reported                                         $(4,537,072)      $(4,460,617)      $(5,278,867)
Add: Stock-based employee compensation expense included
in reported net loss                                              66,258                --                --

Deduct: Stock-based employee compensation
expense determined under fair value based
method for all employee awards                                  (687,908)         (745,797)         (402,444)
                                                             -----------       -----------       -----------
Pro forma net loss                                           $(5,158,722)      $(5,206,414)      $(5,681,311)
                                                             ===========       ===========       ===========
Basic and diluted net loss per share:
   As reported                                                      (.17)             (.17)             (.20)
   Pro forma                                                 $      (.19)      $      (.20)      $      (.21)

Impairment of Long-Lived Assets

      Effective April 1, 2002, the Company adopted Financial Accounting Standards Board (FASB) SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This new statement also supersedes certain aspects of Accounting Principles Board Opinion No. 30 (APB 30), "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transaction," with regard to reporting the effects of a disposal of a segment of a business and requires expected future operating losses from discontinued operations to be reported in the period incurred (rather than as of the measurement dates as formerly required by APB
30). The provisions of this statement are required to be applied for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. At March 31, 2003, in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we performed an impairment analysis of this intangible asset in order to determine if an impairment loss existed and should be recognized. The impairment analysis consisted of an evaluation of the expected cash flows from the sale of SecreFlo(TM) over the term of the license and also included various assumptions and estimates concerning selling price, cost and volume of unit sales. We concluded that there was no impairment loss as of March 31, 2003. We believe that our assumptions and estimates are reasonable, however, actual results could differ from these estimates.

3.    Income Taxes

      The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." At March 31, 2003, the Company had net operating loss carryforwards for income tax purposes of approximately $122,438,000. The Company also had available tax credit carryforwards of approximately $7,161,000 at March 31, 2003 to reduce future federal income taxes, if any. The net operating loss and tax credit carryforwards will expire at various dates, beginning in 2004. Net operating loss carryforwards and available tax credits are subject to review and possible adjustment by the Internal Revenue Service and may be limited in the event of certain changes in the ownership interest of significant stockholders.

      Deferred tax assets consist of the following:

                                                 Years Ended March 31,
                                                2003               2002
                                                ----               ----
Temporary differences ................      $  6,216,000       $  5,375,000
Operating loss carryforwards .........        48,975,000         45,708,000
Tax credit carryforwards .............         7,161,000          7,192,000
                                            ------------       ------------
                                              62,352,000         58,275,000
Valuation allowance ..................       (62,352,000)       (58,275,000)
                                            ------------       ------------
                                            $         --       $         --
                                            ============       ============

      A full valuation allowance has been provided, as it is uncertain if the Company will realize its deferred tax asset.

4.    Stockholders' Equity

      (a)   Common Stock & Warrants

      On October 4, 2002, Repligen Corporation issued 696,223 shares of common stock to ChiRhoClin, Inc. ("CRC") in connection with the FDA's approval of SecreFloTM, its secretin for injection product. The issuance of the shares was a milestone payment in consideration of CRC's success in obtaining FDA approval to market secretin for injection. Pursuant to the Licensing Agreement, CRC has granted Repligen exclusive worldwide rights to market SecreFlo(TM), secretin for injection.

      On July 24, 2000, Repligen issued to a third party a warrant to purchase 50,000 shares of common stock at $7.125 per share exercisable through July 2003 in partial consideration for a licensing agreement entered into with such third party. The Company recorded the value of this warrant, as determined using Black-Scholes option pricing model, as research and development expense. As of March 31, 2003 the warrant was still outstanding and no warrants had been exercised.

      On May 10, 2000, pursuant to a patent purchase agreement, Repligen issued to Tolerance Therapeutics LLC ("Tolerance"), in partial consideration for the assignment by Tolerance to Repligen of a U.S. patent application claiming the use of CTLA4-Ig in treatment of diseases of the immune system, 30,000 shares of Repligen common stock. The Company recorded the value of these shares as research and development expense. During fiscal 2002, the Company elected not to make its final payment and as a result its interest in these assets was returned to Tolerance.

      On March 9, 2000, Repligen sold an aggregate of 2,598,927 shares of common stock to investors at $8.625 per share for an aggregate consideration of $22.4 million in a private placement. Repligen engaged Paramount Capital, Inc. ("Paramount") to act as placement agent for this transaction. For this transaction, Repligen paid Paramount approximately $1.57 million for its services, plus related transactional expenses, and issued to Paramount warrants to purchase up to 129,946 shares of common stock at $9.49 per share, exercisable through March 2005. As of March 31, 2003, this warrant remains outstanding.

      In connection with a financial advisory agreement in May 2000, the Company issued warrants to purchase an aggregate of 100,000 shares of common stock. Each warrant is exercisable at $2.75 per share at any time prior to July 15, 2004. As of March 31, 2003, these warrants remain outstanding.

      Also pursuant to a patent purchase agreement executed in 1999 the Company issued a warrant to purchase 350,000 shares of common stock with an exercise price of $1.59 per share which expires in March 2004. As of March 31, 2003, 225,000 of the common shares underlying the warrant have been issued and 125,000 shares remain eligible to be exercised.

      At March 31, 2003, common stock reserved for issuance is as follows:

Reserved for                                                          Shares
Incentive and nonqualified stock option plans                       3,240,819
Warrants granted in connection with the Patent Purchase Agreement     125,000
Warrants granted in connection with the Licensing Agreement            50,000
Warrants granted for payment of services                              229,946
                                                                    ---------
                                                                    3,645,765
                                                                    =========

(b)   Stock Options

      The Company's 2001 stock option plan authorizes the grant of either incentive stock options or nonqualified stock options. Incentive stock options are granted to employees at the fair market value at the date of grant. Nonqualified stock options are granted to employees or nonemployees. The options generally vest over four or five years and expire no more than 10 years from the date of grant. As of March 31, 2003, the Company had 1,300,769 options available for future grant.

      A summary of stock option activity under all plans is as follows:

                                                             Years Ended March 31,
                               2003                                   2002                                   2001
                             Range of    Weighted                   Range of    Weighted                   Range of    Weighted
              Number of      Exercise     Average    Number of      Exercise     Average    Number of      Exercise     Average
                Shares        Prices     Price per     Shares        Prices     Price per     Shares        Prices     Price per
                                           Share                                  Share                                  Share
                ------        ------     ---------     ------        ------     ---------     ------        ------     ---------
Outstanding
at beginning
of period      1,701,900    $.50-$12.45  $     2.64   1,479,441   $.50-$12.45   $     2.64   1,288,041   $.50-$12.45   $     1.81
Granted          281,650     $.01-$3.47        2.88     276,900   $2.35-$2.60         2.60     258,400   $4.13-$8.56         6.59
Exercised             --             --          --     (13,800)   $.50-$1.53         1.01     (34,200)   $.50-$1.37         0.72
Forfeited        (43,500)  $2.29-$12.45        8.36     (40,641)  $1.03-$7.19         2.62     (32,800)  $1.25-$7.17         3.73
               ---------                 ----------   ---------                 ----------   ---------                 ----------
Outstanding
at end of
period         1,940,050     $.01-$8.56  $     2.55   1,701,900   $.50-$12.45   $     2.64   1,479,441   $.50-$12.45   $     2.64
               ---------                 ----------   ---------                 ----------   ---------                 ----------
Exercisable
at end of
period         1,360,130     $.01-$8.56  $     2.10   1,115,900   $.50-$12.45   $     2.25     894,941   $.50-$12.45   $     1.92
               =========                 ==========   =========                 ==========   =========                 ==========

                                                       As of March 31, 2003
                                         Options Outstanding             Options Exercisable
                                     Weighted           Weighted                        Weighted
                                      Average            Average                         Average
                      Number         Remaining        Exercise Price    Number       Exercise Price
                   Outstanding   Contractual Life       Per Share     Outstanding       Per Share
                   -----------   ----------------       ---------     -----------       ---------
   $.01-$1.38         403,150          3.32                $1.10         399,150          $1.09
  $1.41-$1.63         572,000          4.86                $1.43         571,400          $1.43
  $2.29-$3.00         496,900          6.62                $2.64         238,780          $2.65
  $3.13-$6.56         330,000          8.02                $3.78          71,600          $4.57
  $7.19-$8.56         138,000          7.20                $8.15          79,200          $7.99
------------------------------------------------------------------------------------------------
                    1,940,050          5.70                $2.55       1,360,130          $2.10
                    ---------          ----                -----       ---------          -----

(c)   Shareholder Rights Plan

      In March 2003, the Company adopted a Rights Agreement (the "Rights Agreement"). Under the Rights Agreement, the Company distributed certain rights to acquire shares of the Company's Series A junior participating preferred stock (the "Rights") as a dividend for each share of Common Stock held of record as of March 17, 2003. Each share of Common Stock issued after the March 17, 2003 record date has an attached Right. Under certain conditions involving an acquisition by any person or group of 15% or more of the Common Stock, each Right permits the holder (other than the 15% holder) to purchase Common Stock having a value equal to twice the exercise price of the Right, upon payment of the exercise price of the Right. In addition, in the event of certain business combinations after an acquisition by a person or group of 15% or more of the Common Stock (20% in the case of a certain stockholder), each Right entitles the holder (other than the 15% holder) to receive, upon payment of the exercise price, Common Stock having a value equal to twice the exercise price of the Right. The Rights have no voting privileges and, unless and until they become exercisable, are attached to, and automatically trade with, the Company's Common Stock. The Rights will terminate upon the earlier of the date of their redemption or March 2013.

5.    Commitments

      In October 2001, the Company leased, pursuant to a ten-year lease agreement, a new corporate headquarters in Waltham, Massachusetts. The Company anticipates that this new facility will increase operating efficiencies and manufacturing capacity to meet the growing demand for its Protein A products, and to better meet corporate goals and objectives. The Company relocated to this facility in May 2002. In connection with this lease agreement, the Company issued a letter of credit in the amount of $500,000 to its landlord. In October 2002, this letter of credit was reduced to $200,000. The letter of credit is collateralized by a certificate of deposit held by the bank that issued the letter of credit. The certificate of deposit is classified as restricted cash in the accompanying balance sheet as of March 31, 2003.

      Obligations under noncancellable operating leases, including the new facility lease discussed above, as of March 31, 2003 are approximately as follows:

                  Years Ending March 31,
                  ----------------------
                  2004 ...........................     330,000
                  2005 ...........................     379,000
                  2006 ...........................     379,000
                  2007 ...........................     379,000
                  2008 ...........................     404,000
                  Thereafter .....................   1,689,000
                                                    ----------
                  Minimum lease payments .........  $3,560,000
                                                    ==========

      Rent expense charged to operations under operating leases was approximately $372,000, $308,000, and $377,000 for the years ended March 31, 2003, 2002 and 2001, respectively.

6.    Certain Technologies and Product Candidates

      In April 2002, the United States Food and Drug Administration granted approval to market SecreFlo(TM) (synthetic porcine secretin), the first synthetic version of the hormone secretin. SecreFlo(TM) has been approved for stimulation of pancreatic secretions to aid in the diagnosis of pancreatic exocrine dysfunction, or chronic pancreatitis, stimulation of gastrin secretion to aid in the diagnosis of gastrinoma, a gastrointestinal tumor and to aid during a gastrointestinal procedure called Endoscopic Retrograde Cholangiopancreatography (ERCP). Under the terms of its licensing agreement with ChiRhoClin, Inc. (CRC), Repligen made a milestone payment to CRC during April 2002 of $1,250,000 in cash. The Company also issued 696,223 shares of its unregistered common stock to CRC in October 2002 related to the same milestone. During the quarter ended June 30, 2002, the Company recorded the fair value of these shares, $2,576,025, and the cash of $1,250,000, as a long-term intangible asset. Beginning in April 2002, this amount will be amortized to cost of revenue over the remaining term of the license, approximately seven years. The Company amortized $510,132 for the year ended March 31, 2003. In addition, under the terms of the licensing agreement with ChiRhoClin, if the FDA approves the NDA for human secretin diagnostic, we will be required to pay ChiRhoClin future milestones in cash. We will also be required to pay royalties on sales of both synthetic porcine and human products.

      In December 2000, the Company purchased from the University of California, San Diego ("UCSD") a right to a U.S. patent application covering novel methods for the treatment of mitochondrial disease. Under terms of the agreement, Repligen received the exclusive right under the license to commercialize products to treat mitochondrial disease and paid UCSD an up-front fee. Repligen will also pay UCSD clinical development milestones and royalties on product sales. The Company has expensed the purchase price as research and development expense as the realizability of the patent is subject to the outcome of additional research and development and the successful prosecution of the patent. (See Note 12)

      In May 2000, the Company purchased from Tolerance Therapeutics LLC the rights to a U.S. patent application claiming the use of CTLA4-Ig in the treatment of diseases of the immune system. Under terms of the agreement, the Company paid cash and issued stock for the purchase. The Company has expensed the purchase price as research and development expense as the realizability of the patent is subject to the outcome of additional research and development and the successful prosecution of the patent.

      In October 1999, the Company acquired the commercial rights to two diagnostic products based on synthetic forms of porcine and human secretin from ChiRhoClin, Inc. a private company. Both of these products have been evaluated in clinical trials for their safety and efficacy in diagnosing pancreatic function and gastrinoma. A New Drug Application ("NDA") for each product has been filed with the United States Food and Drug Administration ("FDA"). In April 2002, the FDA approved the use of synthetic porcine secretin ("SecreFlo(TM)") to aid in the diagnosis of pancreatic function and the diagnosis of gastrinoma, a form of cancer. In November 2002, the FDA approved the use of SecreFlo(TM) to aid in a gastrointestinal procedure called ERCP. In December of 2001, the FDA issued an "approvable letter" for a synthetic form of human secretin which contained questions concerning the manufacture and quality control of the product.

7.    Prepaid Expenses and Other Current Assets

      Prepaid expenses and other current assets consist of the following:

                          As of March 31,
                         ------------------
                           2003      2002
                         ------------------
Clinical Trial Expenses  $225,238  $400,820
Marketing Expenses         52,500     2,500
Prepaid Insurance         145,960    70,708
Equipment and Services     89,204    88,399
Other                       9,667    59,882
                         --------  --------
                         $522,569  $622,309
                         ========  ========

8.    Accrued Expenses

      Accrued expenses consist of the following:

                                       As of March 31,
                                      2003        2002
                                   ----------------------
Research & development costs       $  528,323  $  771,465
Payroll & payroll related costs       378,347     337,786
Professional and consulting costs      66,689      78,803
Other accrued expenses                301,478      70,750
                                   ----------  ----------
                                   $1,274,837  $1,258,804
                                   ==========  ==========

9.    Employee Benefit Plan

      The Repligen Corporation 401(k) Savings and Retirement Plan (the 401(k)
Plan) is a qualified defined contribution plan in accordance with Section 401(k) of the Internal Revenue Code. All employees over the age of 21 who have completed four months of service are eligible to make pre-tax contributions up to a specified percentage of their compensation. Under the 401(k) Plan, the Company may, but is not obligated to match a portion of the employees' contributions up to a defined maximum. The match is calculated on a calendar year basis. The Company matched $26,066, $13,271 and $0 for the calendar years ended December 31, 2002, 2001, and 2000 respectively.

10.   Legal Proceedings

      On June 21, 2001, Pro-Neuron, Inc. filed a complaint (the "Pro-Neuron Complaint") against the Regents of the University of California (the "Regents") and Repligen in the Superior Court of California, County of San Diego seeking to void the License Agreement relating to treatment of mitochondrial disease entered into between Repligen and the University of California, San Diego ("UCSD") in December 2000 (the "UCSD License Agreement"). The Pro-Neuron Complaint, among other things, requests that the court order the Regents to assign all rights licensed to Repligen pursuant to the UCSD License Agreement to Pro-Neuron. Pro-Neuron subsequently amended the complaint to include claims for misappropriation of trade secrets. The Regents and Repligen believe that the Pro-Neuron Complaint is without merit and intend to vigorously defend their rights. If Pro-Neuron is successful in this action, Repligen's ability to commercialize uridine may be limited. (See Note 12)

      Repligen is the exclusive licensee of all CTLA4 patent rights owned by the University of Michigan ("the University"). Repligen and the University believe that the University has a rightful claim to ownership of certain CTLA4 related patents of Bristol-Myers Squibb Company ("Bristol"). Repligen and the University filed a complaint against Bristol in the United States District Court for the Eastern District of Michigan in August 2000 seeking a correction of inventorship. The suit asserts that a scientist from the University made inventive contributions as part of a collaboration with Bristol scientists and is a rightful inventor on the patents issued to Bristol.

      In March 2002, Repligen and the University jointly filed a motion for summary judgment on their claims and Bristol filed a motion requesting that judgment be entered against Repligen and the University. On October 17, 2002 the court denied both motions for summary judgment, determining there are material facts in dispute which must be resolved at a trial. However, the court granted a separate summary judgment motion filed by Repligen and the University denying Bristol's ability to assert the defenses of equitable estoppel and laches in this matter. A trial began on April 2, 2003 in the United States District Court of Eastern Michigan. To date, no judgment has been rendered. A correction of inventorship would result in the University and Repligen having rights to some or all of Bristol's patents on CTLA4-Ig. Repligen's failure to obtain ownership rights in the Bristol patents may restrict Repligen's ability to commercialize CTLA4-Ig. Repligen and the University have also filed patents related to compositions of matter and methods of use of CTLA4-Ig. In September 2002, Repligen was issued a U.S. patent covering the composition of the CTLA4-Ig product form that it is developing.

      An arbitration proceeding has been filed against the Company entitled, ChiRhoClin, Inc. vs. Repligen Corporation (Arbitration No. 131810059003) on March 14, 2003 with the American Arbitration Association in New York on March 14, 2003. ChiRhoClin, Inc. alleges a breach of contract for non-payment of royalties due under our licensing agreement based on a dispute regarding certain marketing expense reimbursements taken by the Company. ChiRhoClin, Inc.'s claim is approximately $800,000. We believe these claims have no merit and will vigorously contest these claims. This arbitration is at an early stage and has been stayed pending the outcome of settlement discussions between the parties.

      From time to time, we may be subject to other legal proceedings and claims in the ordinary course of business. We are not currently aware of any such proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations.

11.   Subsequent Event

      On May 2, 2003, a certain investor purchased approximately $12.5 million of the Company's common stock through a private placement of 2,500,000 shares. As a condition of closing, the Company agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the shares issued in connection with this private placement. Repligen received net proceeds of approximately $11.8 million after deducting the estimated expenses of the transaction.

12.   Settlement

      On June 4, 2003 Repligen, the Regents and Pro-Neuron entered into a binding term sheet for settlement (the "Settlement") under which the Pro-Neuron complaint will be dismissed upon execution of definitive agreements between the parties. Under the terms of the Settlement, Repligen will receive $750,000. Repligen and the Regents agreed to restructure the UCSD License Agreements to exclude the field of acylated pyrimidines, including triacetyluridine ("TAU"). Repligen will discontinue its clinical trial of TAU in mitochondrial disease and will continue its clinical trials of TAU in bipolar disorders/major depression and purine autism for up to two years. Repligen will assign to Pro-Neuron any inventions from these trials, for which it has rights, involving the use of acylated pyrimidines, but will retain the rights to any inventions for all other chemical entities. Repligen may still direct future clinical trials and product development efforts to prodrugs or derivatives of uridine which are not acylated pyrimidines.

13.   Selected Quarterly Financial Data (Unaudited)

      The following table contains Statement of Operations information for each quarter of fiscal 2003 and 2002. The Company believes that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                           (in thousands, except per share amounts)

                                        Q4         Q3         Q2         Q1         Q4         Q3         Q2         Q1
                                       FY03       FY03       FY03       FY03       FY02       FY02       FY02       FY02
                                       ----       ----       ----       ----       ----       ----       ----       ----
Revenue:
   Product revenue                   $  2,018      2,417   $  1,688   $  1,620   $  1,522   $  1,180   $    887   $    713
   Research revenue                        29         --         --         --         --         --         --         --
                                     --------   --------   --------   --------   --------   --------   --------   --------

   Total revenue                        2,047      2,417      1,688      1,620      1,522      1,180        887        713
                                     --------   --------   --------   --------   --------   --------   --------   --------
Cost of revenue                         1,008      1,141        662        670        496        585        555        357
                                     --------   --------   --------   --------   --------   --------   --------   --------
Gross profit                            1,039      1,276      1,026        950      1,026        595         33        356
                                     --------   --------   --------   --------   --------   --------   --------   --------

Costs and expenses:
Research and development                1,381      1,363      1,255      1,228      1,583      1,021      1,330      1,426

Selling, general and administrative     1,448        819      1,010        882        578        650        681        617
                                     --------   --------   --------   --------   --------   --------   --------   --------
Total operating expenses                2,829      2,182      2,265      2,110      2,161      1,671      2,011      2,043
                                     --------   --------   --------   --------   --------   --------   --------   --------

Loss from operations                   (1,790)      (906)    (1,239)    (1,160)    (1,135)    (1,076)    (1,679)    (1,687)
                                     --------   --------   --------   --------   --------   --------   --------   --------
Investment income                          93        140        156        169        212        259        302        344
                                     --------   --------   --------   --------   --------   --------   --------   --------
Net loss                             $ (1,697)  $   (766)  $ (1,083)  $   (991)  $   (923)  $   (817)  $ (1,377)  $ (1,343)
                                     ========   ========   ========   ========   ========   ========   ========   ========

Net loss per common share            $  (0.06)  $  (0.03)  $  (0.04)  $  (0.04)  $  (0.03)  $  (0.03)  $  (0.05)  $  (0.05)
Weighted average common
shares outstanding                     27,339     27,316     26,643     26,643     26,643     26,642     26,639     26,633
                                     ========   ========   ========   ========   ========   ========   ========   ========

14.   Valuation and Qualifying Accounts

                                      Balance at
                                     Beginning of                            Balance at End
                                        Period        Additions  Deletions     of Period
                                        ------        ---------  ---------     ---------
Allowance for Doubtful Accounts:
2001                                    $25,000             --        --        $25,000
2002                                    $25,000             --        --        $25,000
2003                                    $25,000        $25,000        --        $50,000

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

      The following table sets forth an estimate (other than with respect to the Registration Fee) of the expenses expected to be incurred in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions:

Registration Fee -- Securities and Exchange Commission........    $ 1,191.25
Blue Sky Fees and Expenses....................................    $   500.00
Accounting Fees and Expenses..................................    $10,000.00
Legal Fees and Expenses.......................................    $40,000.00
Transfer Agent Fees and Expenses..............................    $   100.00
Miscellaneous.................................................    $   708.75
                                                                  ----------
         TOTAL................................................    $52,500.00
                                                                  ==========

      Repligen will bear all expenses shown above.

Item 15. Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law (DGCL) permits Repligen to indemnify its directors, officers, employees and agents against actual and reasonable expenses (including attorneys' fees) incurred by them in connection with any action, suit or proceeding brought against them by reason of their status or service as a director, officer, employee or agent by or on Repligen's behalf and against expenses (including attorneys' fees), judgments, fines and settlements actually and reasonably incurred by him or her in connection with any such action, suit or proceeding, if:

      o He or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Repligen, and

      o In the case of a criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

      Article Seventh of Repligen's Restated Certificate of Incorporation, as amended, and Article V of Repligen's Bylaws generally provide that Repligen shall, to the fullest extent permitted by Section 145 of the DGCL, indemnify any and all persons whom it shall have power to indemnify under that Section against any expenses, liabilities or other matters referred to in or covered by that Section.

      Article Eighth of Repligen's Restated Certificate of Incorporation, as amended, provides that directors of Repligen shall not be personally liable to Repligen or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Repligen or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under

Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. Article Eight further provides that, in the event that the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of directors shall be eliminated or limited to the full extent authorized by the DGCL, as so amended.

      Repligen maintains directors and officers liability insurance for the benefit of its directors and certain of its officers.

Item 16. Exhibits.

      The following exhibits, required by Item 601 of Regulation S-K, are filed as a part of this Registration Statement. Exhibit numbers, where applicable, in the left column correspond to those of Item 601 of Regulation S-K.

Exhibit No.              Item and Reference
-----------              ------------------

4.1                --    Stock Purchase Agreement dated as of May 1, 2003, by
                         and among Repligen Corporation and the Investors listed on Schedule I thereto (filed as Exhibit 4 to Repligen's
                         Current Report on Form 8-K filed May 2, 2003 and incorporated herein by reference)

5                  --    Legal Opinion of Testa, Hurwitz & Thibeault, LLP (filed
                         herewith)

23.1               --    Consent of Ernst & Young LLP (filed herewith)

23.2               --    Consent of Testa, Hurwitz & Thibeault, LLP (included in
                         Exhibit 5)

24                 --    Power of Attorney (included on signature pages)

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Waltham, Commonwealth of Massachusetts on June 13, 2003.

                                            Repligen Corporation


                                            By: /s/ Walter C. Herlihy
                                                -------------------------------
                                                Walter C. Herlihy
                                                President and Chief Executive
                                                Officer

                                Power of Attorney

      Each person whose signature appears below on this Registration Statement hereby constitutes and appoints Walter C. Herlihy with full power to act as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including post-effective amendments and amendments thereto) to this Registration Statement on Form S-3 of Repligen Corporation, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name                                            Capacity                                   Date
----                                            --------                                   ----
/s/ Walter C. Herlihy                           President and Chief Executive Officer,     June 13, 2003
-------------------------------                 Chief Financial Officer and Director
Walter C. Herlihy                               (principal executive, financial and
                                                accounting officer)


/s/ Alexander Rich, M.D.                        Co-Chairman of the Board of Directors      June 13, 2003
-------------------------------
Alexander Rich, M.D.

/s/ Paul Schimmel, Ph.D.                        Co-Chairman of the Board of Directors      June 13, 2003
-------------------------------
Paul Schimmel, Ph.D.


/s/ Robert J. Hennessey                         Director                                   June 13, 2003
-------------------------------
Robert J. Hennessey


/s/ G. William Miller                           Director                                   June 13, 2003
-------------------------------
G. William Miller

                                INDEX TO EXHIBITS

Exhibit No.              Item and Reference
-----------              ------------------

4.1                --    Stock Purchase Agreement dated as of May 1, 2003, by
                         and among Repligen Corporation and the Investors listed on Schedule I thereto (filed as Exhibit 4 to Repligen's
                         Current Report on Form 8-K filed May 2, 2003 and incorporated herein by reference)

5                  --    Legal Opinion of Testa, Hurwitz & Thibeault, LLP (filed
                         herewith)

23.1               --    Consent of Ernst & Young LLP (filed herewith)

23.2               --    Consent of Testa, Hurwitz & Thibeault, LLP (included in
                         Exhibit 5)

24                 --    Power of Attorney (included on signature pages)